Exhibit 99.8

FIRST AMENDMENT TO
INTERCREDITOR AND SUBORDINATION AGREEMENT

This FIRST AMENDMENT TO INTERCREDITOR AND SUBORDINATION AGREEMENT (this "Amendment") is made and entered into effective as of June 13, 2008 (the "Effective Date") between Wells Fargo Foothill, Inc., a California corporation, as agent for the Senior Lenders (“Senior Agent”) and Newcastle Partners, L.P., a Texas limited partnership ("Subordinated Creditor").

R E C I T A L S:

A.           The parties entered into an Intercreditor and Subordination Agreement (the “Agreement”) dated as of March 12, 2007.

B.           Subordinated Creditor has requested that the Agreement be amended in certain respects, and Senior Agent is willing to comply with such request subject to the terms and provisions of this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1  Terms Defined.  Unless otherwise defined in this Amendment, each capitalized term used in this Amendment has the meaning given to such term in the Agreement (as amended by this Amendment).

ARTICLE 2

AMENDMENTS

Section 2.1  Amendments.  Effective as of the Effective Date:

(a)           The definition of “Subordinated Creditor Agreements” appearing in Section 1 of the Agreement shall be amended by replacing the words “the Note (as defined in the Subordinated Creditor Agreements)” with the words “the Newcastle Note”.

(b)           Section 2(a) of the Agreement shall be amended by replacing the words “the Note (as defined in the Subordinated Creditor Agreements)” with the words “the Newcastle Note”.

(c)           A new Section 30 shall be added to the Agreement as follows:

“30.  Buyout.  Notwithstanding anything to the contrary set forth in this Agreement and without prejudice to the enforcement of the Senior Creditor Remedies, Subordinated Creditor, for itself, and Senior Agent, on behalf of itself and the Senior Lenders, agree that:

(a)           Subordinated Creditor shall have the right, by giving written notice (a “Committed Buy-Out Notice”) to the Senior Agent, for the benefit of Senior Agent and the Senior Lenders, to acquire on the date that is 5 Business Days after the date of Senior Agent’s receipt of such Committed Buy-Out Notice, from Senior Agent and the Senior Lenders all (but not less than all) of the right, title and interest of Senior Agent and the Senior Lenders in and to the Senior Creditor Indebtedness and the Loan Documents; and

 (b)           upon the receipt by the Senior Agent of the Committed Buy-Out Notice, Subordinated Creditor irrevocably shall be committed to acquire, within 5 Business Days following such receipt (the “Purchase Date”), from the Senior Agent and the Senior Lenders all (but not less than all) of the right, title, and interest of Senior Agent and the Senior Lenders in and to the Senior Creditor Indebtedness and the Loan Documents by paying to the Senior Agent, for the benefit of Senior Agent and the Senior Lenders, in cash a purchase price (the “Purchase Price”) equal to (subject to this Agreement) the sum of:

(i)           100% of the outstanding balance with respect to the Advances, including, without limitation, principal, interest accrued and unpaid thereon, and any unpaid fees and premiums (including, without limitation, any prepayment premiums), to the extent earned or due and payable in accordance with the Senior Creditor Agreements (it being understood that any prepayment premiums would be earned and due and payable on the Purchase Date),

(ii)           any un-reimbursed obligations in respect of Letters of Credit owing to Senior Agent and the Senior Lenders (which may be satisfied by providing cash collateral for the reimbursement obligations in respect of undrawn Letters of Credit in an amount equal to 105% thereof),

(iii)           any un-reimbursed obligations in respect of Bank Product Obligations owing to the Bank Product Provider (which may be satisfied by providing cash collateral for such Bank Product Obligations in an amount equal to the Bank Product Reserve established in respect thereof in accordance with the Senior Creditor Agreements), and

(iv)           all expenses to the extent earned or due and payable in accordance with the Senior Creditor Agreements (including the reimbursement of extraordinary expenses, attorneys fees, financial examination expenses and appraisal fees);

whereupon Senior Agent and the Senior Lenders shall assign to Subordinated Creditor, without any representation, recourse, or warranty whatsoever, their right, title, and interest with respect to the Senior Creditor Indebtedness and the Loan Documents.”

ARTICLE 3

MISCELLANEOUS

Section 3.1  Governing Law.  THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLIED TO CONTRACTS TO BE PERFORMED WHOLLY WITHIN THE STATE OF NEW YORK.

Section 3.2  Counterparts.  This Amendment may be executed in any number of counterparts, all of which when taken together shall constitute one agreement, and any of the parties hereto may execute this Amendment by signing any such counterpart.  Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

Section 3.3  Agreement remains in Effect.  Except as expressly provided herein, all terms and provisions of the Agreement shall remain unchanged and in full force and effect and are hereby ratified and confirmed.

Section 3.4  Severability.  Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

Section 3.5  Successors and Assigns.  This Amendment is binding upon and shall inure to the benefit of Senior Agent, Senior Lenders and Subordinated Creditor and their respective successors and assigns.

Section 3.6  Headings.  The headings, captions and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their duly authorized officers effective as of the date first above written.

WELLS FARGO FOOTHILL, INC.,
a California corporation, as Senior Agent

By:	/s/ Daniel Whitwer
Name:	Daniel Whitwer
Title:	Vice President

NEWCASTLE PARTNERS, L.P.,
a Texas limited partnership, as Subordinated Creditor

By:	/s/ Evan Stone
Name:	Evan Stone
Title:	General Counsel of Newcastle Capital Management, Co., its General Partner